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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                  SCHEDULE 13G
                                 (RULE 13D-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
          FILED PURSUANT TO RULE 13D-1(b), (c) and (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2.
                               (AMENDMENT NO. )*

                        Change Technology Partners, Inc.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                  159111 10 3
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                                 (CUSIP Number)


                                Jonathan L. Awner
                       Akerman, Senterfitt & Eidson, P.A.
                           1 S.E. 3rd Ave., 28th Floor
                              Miami, Florida 33131
                                 (305) 374-5600
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 12, 2000
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 159111 10 3                 13G                      PAGE 2 OF 8 PAGES
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            NAME OF REPORTING PERSONS
  1         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (Entities Only)

            New River Capital Partners, L.P.
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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[ ]
    2
                                                                         (b)[X]
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            SEC USE ONLY
    3

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            CITIZENSHIP OR PLACE OF ORGANIZATION
    4
            Delaware
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                                           SOLE VOTING POWER
                                    5
          NUMBER OF                        3,000,000 shares(1)
            SHARES            --------------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 6
             EACH                          0
          REPORTING           --------------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   7
                                           3,000,000 shares(1)
                              --------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    8
                                           0
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            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9
            3,000,000 shares(1)
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            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    10      SHARES*                                                         [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    11
            6.3%
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    12      TYPE OF REPORTING PERSON*

            PN
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    *SEE INSTRUCTIONS

    (1) Represents 3,000,000 shares of common stock, par value $.01 per share ("Common Stock"), issuable upon conversion of 75,000 shares of Series B Preferred Stock, par value $.10 per share ("Series B Preferred Stock"). Each share of Series B Preferred Stock is convertible at any time, at the option of the holder, into 40 shares of Common Stock.


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CUSIP NO. 159111 10 3               13G                        PAGE 3 OF 8 PAGES
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            NAME OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (Entities Only)

            B&B Management Partners, L.P.
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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[ ]
    2
                                                                         (b)[X]
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            SEC USE ONLY
    3

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            CITIZENSHIP OR PLACE OF ORGANIZATION
    4
            Delaware
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                                           SOLE VOTING POWER
                                    5
          NUMBER OF                        3,000,000 shares(1)
            SHARES            --------------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 6
             EACH                          0
          REPORTING           --------------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   7
                                           3,000,000 shares(1)
                              --------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    8
                                           0
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            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9
            3,000,000 shares(1)
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            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    10      SHARES*                                                         [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    11
            6.3%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
    *SEE INSTRUCTIONS

    (1) Represents 3,000,000 shares of Common Stock issuable upon conversion of 75,000 shares of Series B Preferred Stock. Each share of Series B Preferred Stock is convertible at any time, at the option of the holder, into 40 shares of Common Stock.

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CUSIP NO. 159111 10 3               13G                        PAGE 4 OF 8 PAGES
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            NAME OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (Entities Only)

            SRB Investments, Inc.
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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[ ]
    2
                                                                         (b)[X]
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            SEC USE ONLY
    3

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            CITIZENSHIP OR PLACE OF ORGANIZATION
    4
            Nevada
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                                           SOLE VOTING POWER
                                    5
          NUMBER OF                        3,000,000 shares(1)
            SHARES            --------------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 6
             EACH                          0
          REPORTING           --------------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   7
                                           3,000,000 shares(1)
                              --------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    8
                                           0
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            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9
            3,000,000 shares(1)
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            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    10      SHARES*                                                         [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    11
            6.3%
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    12      TYPE OF REPORTING PERSON*

            CO
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    *SEE INSTRUCTIONS

    (1) Represents 3,000,000 shares of Common Stock issuable upon conversion of 75,000 shares of Series B Preferred Stock. Each share of Series B Preferred Stock is convertible at any time, at the option of the holder, into 40 shares of Common Stock.

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CUSIP NO. 159111 10 3                 13G                      PAGE 5 OF 8 PAGES
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            NAME OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (Entities Only)

            Steven R. Berrard
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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[ ]
    2
                                                                         (b)[X]
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            SEC USE ONLY
    3

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            CITIZENSHIP OR PLACE OF ORGANIZATION
    4
            Nevada
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                                           SOLE VOTING POWER
                                    5
          NUMBER OF                        3,000,000 shares(1)
            SHARES            --------------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 6
             EACH                          0
          REPORTING           --------------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   7
                                           3,000,000 shares(1)
                              --------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    8
                                           0
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            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9
            3,000,000 shares(1)
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            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    10      SHARES*                                                         [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    11
            6.3%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
    *SEE INSTRUCTIONS

    (1) Represents 3,000,000 shares of Common Stock issuable upon conversion of 75,000 shares of Series B Preferred Stock. Each share of Series B Preferred Stock is convertible at any time, at the option of the holder, into 40 shares of Common Stock.

Item 1(a).     Name of Issuer:

         Change Technology Partners, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

         20 Dayton Avenue, Greenwich, Connecticut 06830

Item 2(a).     Names of Persons Filing:

         This statement on Schedule 13G is being filed jointly by New River Capital Partners, L.P. ("New River"), B&B Management, L.P. ("B&B Management"), SRB Investments, Inc. ("SRB Investments") and Steven R. Berrard ("Mr. Berrard"). Mr. Berrard is the sole shareholder, director and officer of SRB Investments. SRB Investments is the sole managing general partner of B&B Management. B&B Management is the sole general partner of New River. In this document, New River, B&B Management, SRB Investments and Mr. Berrard are referred to collectively as the "Reporting Persons" and individually as a "Reporting Person."

Item 2(b).     Address of Principal Business Office or, if None, Residence:

         The principal business address for New River, B&B Management and Mr. Berrard is 100 S.E. Third Avenue, Suite 1101, Fort Lauderdale, Florida 33301. The principal business address of SRB Investments is 502 East John Street, Carson City, Nevada 89706.

Item 2(c).     Citizenship:

         New River is a Delaware limited partnership. B&B Management is a Delaware limited partnership. SRB Investments is a Nevada corporation. Mr. Berrard is a United States citizen.

Item 2(d).     Title of Class of Securities:

         Common Stock

Item 2(e).     CUSIP Number:

         159111 10 3

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the Person Filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                 Act;

         (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

         (d) [ ] Investment company registered under Section 8 of the Exchange Act;

         (e) [ ] An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item  4.       Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)   Amount beneficially owned:

               New River is the direct beneficial owner of 3,000,000 shares of Common Stock issuable upon conversion of 75,000 shares of Series B Preferred Stock (the "New River Shares"). Each share of Series B Preferred Stock is convertible at any time, at the option of the holder, into 40 shares of Common Stock. By virtue of the relationships among the Reporting Persons, each of the Reporting Persons other than New River may be deemed to indirectly beneficially own the New River Shares.

         (b)   Percent of class:

               Each of the Reporting Persons may be deemed to beneficially own 6.3% of the Issuer's outstanding Common Stock. These percentages are calculated in accordance with Rule 13d-3 under the Exchange Act and are based upon the number of outstanding shares of Common Stock set forth in the Issuer's Proxy Statement filed with the Securities and Exchange Commission on August 11, 2000.

         (c)   Number of shares as to which such person has:

               (i) Sole power to vote or to direct the vote: Each of the Reporting Persons may be deemed to have the sole power to vote or to direct the vote of the New River Shares.

               (ii) Shared power to vote or to direct the vote: No Reporting Person has shared power to vote or to direct the vote of any shares of Common Stock.

               (iii)     Sole power to dispose or to direct the disposition of:
                         Each of the Reporting Persons may be deemed to have the sole power to dispose or to direct the disposition of the New River Shares.

               (iv) Shared power to dispose or to direct the disposition of: No Reporting Person has shared power to dispose or to direct the disposition of any shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   September 22, 2000              NEW RIVER CAPITAL PARTNERS, L.P.

                                         By: B&B Management Partners, L.P.,
                                             as its General Partner

                                             By: SRB Investments, Inc.,
                                                 as its Managing General Partner

                                                 By: /s/ Steven R. Berrard
                                                    ----------------------------
                                                    Steven R. Berrard, President


Dated: September 22, 2000                B&B MANAGEMENT PARTNERS, L.P.

                                         By: SRB Investments, Inc.,
                                             as its Managing General Partner


                                             By: /s/ Steven R. Berrard
                                                --------------------------------
                                                 Steven R. Berrard, President


Dated: September 22, 2000                SRB INVESTMENTS, INC.


                                         By:  /s/ Steven R. Berrard
                                             -----------------------------------
                                             Steven R. Berrard, President


Dated: September 22, 2000                     /s/ Steven R. Berrard
                                             -----------------------------------
                                              Steven R. Berrard


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                                 Exhibit Index


     Exhibit 1. Joint Filing Agreement among Steven R. Berrard, New River Capital Partners, L.P., B&B Management, L.P. and SRB Investments, Inc.